SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2016

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Follow-up disclosure of a public filing released on November 9, 2012, relating to the nuclear power plant in Barakah.

On October 20, 2016, Korea Electric Power Corporation (“KEPCO”) entered into an agreement with Emirates Nuclear Energy Corporation (“ENEC”) relating to the operation of the nuclear power plant in the Barakah, United Arab Emirates.

The Barakah nuclear power plant is currently under construction and is expected to be completed by 2020. Upon completion, the Barakah nuclear power plant is expected to have an aggregate capacity of 5,600 MW with four pressurized light water reactors. Under the agreement, the operational period of the Barakah nuclear power plant will be 60 years from 2020 to 2080.

The total cost of the construction and operation of the Barakah nuclear power plant is estimated to be approximately US$24.4 billion, of which KEPCO’s total capital investment is expected to be approximately US$900 million. KEPCO’s equity interest in the project is expected to be 18%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Jin, Jang-Ho
Name:	Jin, Jang-Ho
Title:	Head of Finance & IR Team

Date: October 21, 2016